SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        Quarter ended March 31, 2000


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


              1801 Roeder Avenue; Suite 144, Bellingham, WA 98225
              ---------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Peaksoft Multinet Corp.
(Registrant)

Date  May 16, 2000

(Signature) By: /s/ Tim Metz
                ----------------------
                 Tim Metz
                 President/CEO

                            PEAKSOFT MULTINET CORP.




































                              Second Quarter Report

                  For the three months ended March 31, 2000

LETTER TO SHAREHOLDERS

The second quarter 2000 will be remembered as a key turning point in the development of the Company's small business community portal located http://www.peak.com/.

Pursuant to an agreement reported on February 9, 2000, PeakSoft Multinet Corp. will transfer, pending shareholder and regulatory approval, the "peak.com" trademark, computer and office equipment and the other assets that are used to develop and to display the site to the Company's subsidiary, Peak.Com Inc.

IncuLab.com, Inc., a New York based technology and internet incubator, will acquire 100% of the shares of Peak.Com Inc. in exchange for IncuLab shares valued at USD 3.9 million. The Company is also proposing to invest another USD $1 million by way of a private placement to acquire additional IncuLab shares. Upon shareholder and regulatory approval, this agreement will satisfy the capital requirements needed to meet the Company's goals for the small business portal.

During this last quarter, the Company selected Google Inc. to provide internet search capabilities for the peak.com web site. Google was evaluated as most benefiting peak.com's members with the fastest, most efficient and accurate web searching capability. Searchbutton.com was selected to provide searches within peak.com's communities and business libraries.

The Company also completed a co-marketing agreement with HotOffice which will provide the members of peak.com the ability to create web-based intranet and virtual offices on the web.

The commercial fisheries vertical community located at http://www.peak.com/pcommunities/nwfish/index.ddp was announced as live on March 24, 2000. PeakSoft, along with the Kodiak Chamber of Commerce, will provide the commercial fishing industry with business and research libraries, industry news, business tools and forums. This community was unveiled at the annual ComFish convention in Alaska and was met with great reviews.

On April 25, 2000, I was appointed President, Chief Executive Officer and Chairman of the Board. Mr. Foster will serve as a consultant to the Company focusing on e-business activities for PeakSoft and Peak.com. This change in leadership will not effect the agreement with IncuLab or any other initiatives in which the Company is currently engaged.

We invite you to become a member at http://www.peak.com/ and to begin to reap the many benefits that this site has to offer.

Sincerely,


/s/ Tim Metz
---------------------------
Tim Metz
President/CEO


May 16, 2000

Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
March 31, 2000 and 1999

--------------------------------------------------------------------------------
                                                      2000                 1999
                                                        $                   $
--------------------------------------------------------------------------------

Assets

           Current Assets:

           Cash                                           104,031       154,777
           Accounts receivable                             19,773       192,698
           Inventories                                          -        42,494
           Prepaids and deposits                           20,481        26,286
           ---------------------------------------------------------------------
                                                          144,285       416,255

           Capital assets                                  55,196        95,011

           Investment in InfoBuild                              -       284,000
--------------------------------------------------------------------------------
                                                          199,481       795,266
================================================================================


Liabilities and Shareholders' Equity

           Current liabilities:

           Accounts payable and accrued liabilities       473,592       688,439
           Notes Payable                                2,378,569       444,143
           Interest payable                               200,915        86,908
           Current portion of obligations under
                capital leases                              8,050        27,075
           ---------------------------------------------------------------------
                                                        3,061,127     1,246,565

           Obligations under capital leases                     -         6,329

           Shareholders' Equity:

           Share capital                                9,019,260     9,449,523

           Accumulated deficit                         11,880,906     9,907,151
           ---------------------------------------------------------------------

                                                       (2,861,646)     (457,628)
--------------------------------------------------------------------------------
                                                          199,481       795,266
================================================================================

Consolidated Statement of Operations and Deficit (in Canadian dollars) (Prepared by Management - Unaudited)
March 31, 2000 and 1999

---------------------------------------------------------------------------------------------------------------
                                                         Quarter       Quarter       Six Months      Six Months
                                                          Ended         Ended          Ended           Ended
                                                        March 31,     March 31,       March 31,       March 31,
                                                           2000         1999            2000            1999
                                                            $            $               $               $
---------------------------------------------------------------------------------------------------------------
Sales                                                      17,945        138,950         59,778        286,979

Cost of goods sold                                          1,942          3,545          3,864         11,641

---------------------------------------------------------------------------------------------------------------
                                                           16,003        135,405         55,914        275,338


Operating Expenses:

           General and administration                     296,737        247,726        624,634        546,785
           Selling and marketing                           26,524         83,377         64,828        175,101
           Research and development                        25,194         82,453         51,316        161,135
           Amortization                                     7,978         13,789         16,195         26,530
           ----------------------------------------------------------------------------------------------------
                                                          356,434        427,345        756,973        909,551

---------------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted                    (340,431)      (291,940)      (701,059)      (634,213)

Interest on short-term notes                              (76,059)       (77,231)      (126,569)       (77,231)

Debt settlement with creditors                             14,605              -         37,443              -

---------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations                          (401,885)      (369,171)      (790,186)      (711,444)

---------------------------------------------------------------------------------------------------------------
Loss                                                      401,885        369,171        790,186        711,444

Accumulated deficit, beginning of period               11,479,021      9,537,980     11,090,720      9,195,707

---------------------------------------------------------------------------------------------------------------
Accumulated deficit, end of period                     11,880,906      9,907,151     11,880,906      9,907,151
===============================================================================================================

Loss per common share                                        0.11           0.09           0.21           0.18

Statement of Changes in Financial Position (in Canadian dollars)
(Prepared by Management - Unaudited)
March 31, 2000 and 1999

----------------------------------------------------------------------------------------------
                                          Quarter         Quarter      Six Months    Six Months
                                           Ended           Ended         Ended         Ended
                                         March 31,       March 31,     March 31,     March 31,
                                           2000            1999          2000          1999
                                             $               $             $             $
----------------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:

          Net earnings (loss)              (401,885)     (369,171)     (790,186)     (711,444)
          Items not involving cash:

               Amortization                   7,978        13,789        16,195        26,530

          Change in non-cash operating

               working capital              (30,106)     (573,711)     (179,990)     (413,271)
          -----------------------------------------------------------------------------------
                                           (424,013)     (929,093)     (953,980)   (1,098,185)
          -----------------------------------------------------------------------------------

Financing:

          Repayments of notes payable          (346)            -        (6,881)            -
          Increase (decrease) in
          Obligation under capital
          leases                                -         (12,373)       (1,897)      (22,310)

          Issuance of notes payable         428,059       444,143       946,979       444,143

          Issuance of share capital          63,816       668,296        63,816       823,899
          -----------------------------------------------------------------------------------
                                            491,528     1,100,066     1,002,016     1,245,732
          -----------------------------------------------------------------------------------

Investments:

          Purchase of capital assets              -       (10,536)            -       (15,594)
          -----------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Increase (decrease) in cash position         67,515       160,437        48,036       131,953

Cash, beginning of period                    36,516        (5,660)       55,995        22,824

---------------------------------------------------------------------------------------------
Cash, end of period                         104,031       154,777       104,031       154,777
=============================================================================================

SECOND QUARTER REVIEW

The second quarter of fiscal year 2000 shows a continuation of expense reductions in most areas of operation. Overall operating expenses decreased from CDN $427,345 for the quarter ended March 31, 1999 to CDN $356,434 in the comparable quarter in 2000, a decrease of 17%, mainly because of significant cost reductions in marketing and research and development. Loss for the second quarter increased from CDN $369,171 for the quarter ended March 31, 1999 to CDN $401,885 in the comparable quarter in 2000, an increase of 8%, largely due to a decrease in sales.

General and administrative expenses increased from CDN $247,726 for the quarter ended March 31, 1999 to CDN $296,737 in the comparable period in 2000, an increase of CDN $49,011. This increase of 17% is mostly comprised of travel expenses associated with the agreement with IncuLab (as discussed in the letter to shareholders) as well as the costs of our small business community portal, http://www.peak.com/ going live.

Selling and marketing expenses decreased from CDN $83,377 for the quarter ended March 31, 1999 to CDN $26,524 in the comparable period in 2000, a decline of CDN $56,853. This decrease of 68% was primarily due to management's continued expense reductions along with the developmental stage of its planned new products and services during the first quarter fiscal year 2000, while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses declined from CDN $82,453 for the quarter ended March 31, 1999 to CDN $25,194 in the comparable period in 2000, a decrease of CDN $57,259 or 69%. This decline was due to reductions in personnel and associated costs

During the quarter, the Company received USD $295,000 in operating capital. Subsequent to the end of the first quarter, the Company received an additional USD $95,000, both of which were supported by promissory notes.

SIX MONTH REVIEW

The six months ending March 31, 2000 shows a continuation of expense cutbacks in most areas of operation. Overall operating expenses decreased from CDN $909,551 for the six months ending March 31, 1999 to CDN $756,973 in the comparable period in 2000, a decrease of 17%, mainly because of significant cost reductions in marketing and research and development. Loss for the six months increased from CDN $711,444 for the six months ended March 31, 1999 to CDN $790,186 in the comparable period in 2000. This 10% increase was largely due to a decrease in sales.

General and administrative expenses increased from CDN $546,785 for the six months ended March 31, 1999 to CDN $624,634 in the comparable period in 2000, an increase of CDN $77,849 or 12%. This increase is mostly comprised of continued professional and consulting services involved with the development of our small business community portal, http://www.peak.com/, as well as the news and editorial expenses incurred with the web site going live. An increase in travel expenses due to the agreement with IncuLab was also realized.

Selling and marketing expenses decreased from CDN $175,101 for the six months ended March 31, 1999 to CDN $64,828 in the comparable period in 2000, a decline of CDN $110,273. This decrease of 63% was primarily due to management's continued expense reductions along with the developmental stage of its planned new products and services, while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses declined from CDN $161,135 for the six months ended March 31, 1999 to CDN $51,316 in the comparable period in 2000, a decrease of CDN $109,819 or 68%. This decline was due to reductions in personnel and associated costs.

During the six months, the Company received USD $645,000 in operating capital.

YEAR 2000

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or the making of miscalculations. The Company completed modifications to existing software and the conversion to new software. The Company obtained Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

Through the second quarter ending March 31, 2000, the Company has not experienced any operational problems relating to the "Year 2000" issue.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to the remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.
















         This release may contain forward-looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the
      "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition, technological advances, decreased demand or diversion to other software solutions.

CORPORATE INFORMATION

Corporate Headquarters

        PeakSoft Multinet Corp.
        1801 Roeder Ave., Suite 144
        Bellingham, WA  98225
        USA

        Tel: (360) 752-1100     Fax: (360) 752-0086
        http://www.peak.com/
        --------------------

Investor Relations
        PeakSoft Multinet Corp.
         (360) 752-1100
        mailto:invest@peak.com
        ----------------------

Stock Listing
        PeakSoft Multinet Corp. common stock is traded on the Canadian Venture Exchange under symbol PKS.V and in the US on the OTC:BB under the symbol PEAMF.

Auditor
        Gordon K. W. Gee, Chartered Accountant
        488-625 Howe Street
        Vancouver, BC V6C 2T6
        Tel: (604) 689-8815   Fax: (604) 689-8838

Transfer Agent and Registrar
        Montreal Trust, Calgary Alberta

Directors                                          Management
        Tim Metz                                          Tim Metz
        Chairman of the Board                             President & CEO

        Colin Morse                                       Calvin Patterson
        Director                                          Corporate Counsel

        Peter Janssen
        Director

        Simon Arnison
        Director